Exhibit 4(n)


                            REAL ESTATE SALE CONTRACT
                      [Royal Palm Beach Townhouse Property]
                           PALM BEACH COUNTY, FLORIDA

         This Contract is made as of the __ day of October, by and Between ROYAL
PALM  BEACH  COLONY  LIMITED   PARTNERSHIP,   a  Delaware  Limited   Partnership
("Seller"), and CENTEX HOMES, a Nevada General partnership ("Purchaser").

         In consideration of the mutual agreements herein set forth, the Parties agree as follows:

         1. PROPERTY. Seller is the owner of fee simple title to the Property described in Exhibit A attached hereto and incorporated herein by reference, consisting of approximately Twenty and Eighty-Two Hundredths (20.82)+/- acres of land in the Village of Royal Palm Beach, Palm Beach County, Florida

         2. PURCHASE AND SALE. Seller agrees to sell and convey the property to Purchaser and Purchaser agrees to purchase and acquire the Property from Seller on the terms and conditions hereinafter set forth.

         3. PURCHASE PRICE AND PAYMENT. Purchaser shall pay a total purchase price of one Million Eight Hundred Seventy Thousand Dollars ($1,870,000), subject to the adjustments and credits set forth in this Contract, in immediately available funds satisfactory to Seller at Closing (defined in Section 5).

         4. DEPOSIT

         4.1.  Earnest Money Deposit.  On the Effective Date (defined in section
22), Purchaser shall deliver to Escrow Agent (identified in Section 22) a check in the amount of Fifty Thousand Dollars ($50,000), as the Earnest Money Deposit for this transaction in accordance with the provision of Section 4.3. Escrow Agent shall place all deposit monies in an interest-bearing escrow account during the pendency of this Contract.

         4.2. Additional Deposit. If this Contract is not terminated pursuant to
Section 6, then on or before 6:00 p.m., Florida time on the last day of the Feasibility Period, Purchaser shall deliver to Escrow Agent a second check in the amount of Fifty Thousand Dollars ($50,000) (the Additional Deposit) in accordance with the provision of Section 4.3, which shall be combined with the Earnest Money Deposit for an aggregate total deposit of One Hundred Thousand Dollars ($100,000). If Purchaser

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fails to deliver the  Additional  Deposit before  expiration of the  Feasibility
Period, it will be deemed to have elected to terminate this Contract pursuant to
Section 6 and the Earnest Money Deposit shall be promptly returned to Purchaser.

         4.3. Reference to Deposit. References in this Contract to the Deposit shall include the Earnest Money Deposit, the Additional Deposit and/or any Extension Deposit, as the context may require, together with any and all interest accrued thereon.

         4.4. Application of Deposit. If this Contract is terminated during the Feasibility Period for any reason, Escrow Agent shall immediately return the Earnest Money Deposit to Purchaser. If this Contract is terminated as a remedy for default pursuant to Section 16, Escrow Agent shall deliver the Deposit to the non-defaulting party as described in Section 16. If this Contract is terminated because of failure of a Condition to Closing set forth in Section 10, Escrow Agent shall return the Deposit to Purchaser as therein set forth.

         4.5. Termination. If this transaction is terminated before the Closing, the Escrow Agent shall deliver the Deposit to Seller or to Purchaser pursuant to the terms of this Contract, or if Seller and Purchaser dispute the distribution of the Deposit, Escrow Agent may deliver the Deposit to the appropriate court in Palm Beach County, Florida, in an interpleader action and thereafter shall be relieved of any further obligation therefor.

         4.6. Exculpation of Escrow Agent. Escrow Agent shall not be liable to either Party for damages or otherwise for any action taken in good faith; provided, however, that this release of liability shall not apply to willful acts of malfeasance or gross negligence by Escrow Agent. In any legal action involving Escrow Agent including any interpleader action initiated by Escrow Agent, all legal expenses reasonably incurred by Escrow Agent including all discovery and appeals expenses shall be borne by the Party against which final judgment is rendered or as otherwise ordered by the court.

         5. CLOSING

         5.l Closing Date. Purchaser agrees to complete the Closing and purchase the Property not later than one hundred eighty (180) days after the Effective Date. The Closing shall occur at the office of the Closing Agent (identified in Section

         5.2 First Extension. Anything herein to the contrary notwithstanding, if the Conditions to Closing shall not have been

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satisfied  within one hundred  eighty (180) days after the Effective Date due to circumstances beyond Purchaser's control, then Purchaser shall have the right to postpone the Closing for thirty (30) days, i.e., until two hundred ten (210) days after the Effective Date (the First Extension), upon notice to Seller given at least ten (10) days prior to commencement of the First Extension, together with the delivery: (a) to Escrow Agent of Purchaser's check for $12,500; and (b) to Seller of Purchaser's check for $12,500. In the event of closing, both of the aforesaid $12,500 payments shall be treated as additions to the Purchase Price and shall be shown as such on the Closing Statement, i.e., the Purchase Price shall be shown as increased to $l,895,000. Upon closing: (i) the $12,500 payment held by Escrow Agent shall be delivered to Seller and credited against the Purchase Price; and (ii) the $12,500 payment to Seller shall be acknowledged on the Closing Statement as previously received by Seller and credited against the Purchase Price. Accordingly, credits of 525,000 with regard to the First Extension shall be shown on the Closing Statement against the increased Purchase Price of $1,895,000. In the event that Seller shall default or be unable to timely deliver good title to the Property to Purchaser, both of the aforesaid 512,500 payments shall be refunded to Purchaser. The $12,500 payment to Seller described in (G) above is a non-refundable extension in the event Purchaser terminates this contract pursuant to Section 5.5(b).

         5.3 Second Extension. Anything herein to the contrary notwithstanding, if the Conditions to Closing shall not have been satisfied within two hundred ten (210) days after the Effective Date due to circumstances beyond Purchaser's control, then Purchaser shall have the right to postpone the Closing for an additional thirty (30) days, i.e., until two hundred forty (240) days after the Effective Date (the Second Extension), upon notice to Seller given at least ten
(10) days prior to commencement of the Second Extension, together with the delivery: (a) to Escrow Agent of Purchaser's check for $12,500; and (b) to Seller of Purchaser's check for $12,500. In the event of closing, both or the aforesaid S12,500 payments shall be treated as further additions to the Purchase Price and shall be shown as such on the Closing Statement, i.e., the Purchase Price shall be shown as further increased to $1,920,000. Upon closing: (i) the $12,500 payment held by Escrow Agent shall be delivered to Seller and credited against the Purchase Price; and (ii) the $12,500 payment to Seller shall be acknowledged on the Closing Statement as previously received by Seller and credited against the Purchase Price. Accordingly, credits of $25,000 with regard to the First Extension and a further S25,000 with regard to the Second Extension shall be shown on the Closing Statement against the further increased Purchase Price of $1,920,000. In the event that Seller shall default or be unable to timely deliver good title to the Property to Purchaser, both of the aforesaid $12,500 payments with regard to the First Extension and both of the


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aforesaid $12,500 payments with regard to the Second Extension shall be refunded to Purchaser. The $12,500 payment to Seller described in (G) above is a non-refundable extension fee in the event Purchaser terminates this contract pursuant to Section 5.5(b).

         5.4 [Deleted.]

         5.5 Options If Conditions to Closing Not Satisfied by the End of the Second Extension. If the Conditions to Closing shall not have been satisfied within two hundred forty (240) days after the Effective Date due to circumstances beyond Purchaser's control, then Purchaser shall have the right to either: (a) waive the unsatisfied Conditions to Closing and complete the purchase by consummating the Closing. or (b) terminate this Contract, in which event the Deposit shall be returned to Purchaser.

         6. FEASIBILITY PERIOD. Seller hereby grants Purchaser the right for a period of Sixty (60) days following the Effective Date (the Feasibility Period) to inspect and investigate the Property and the feasibility of Purchaser's proposed development according to the following terms.

         6.1. Suitability for Use. Purchaser shall determine, in its sole discretion, whether the Property is suitable for development and construction of a community containing one hundred eighty-seven (187) Townhouse Units, together with related amenities, structures and improvements (the Project). Purchaser shall have the unilateral right to terminate this Contract at any time before expiration of the Feasibility Period by delivering notice thereof to Seller, whereupon Escrow Agent shall return the Deposit to Purchaser and neither Party shall have any further obligation hereunder, except for the obligations of Purchaser described in Sections 6.3 and 6.4 which shall survive termination of this Contract.

         6.2. Available Plans and Permits. Within five (5) days after the Effective Date, Seller shall deliver to Purchaser (or 5eller shall authorize its engineering firm to deliver to Purchaser) all of the following items pertaining to the Property, to the extent they are within Seller's control, possession or access: (a) development plans, construction plans, land use plans and drainage plans; (b) governmental approvals and permits, surveys, topographical surveys, title policies, engineering data and soil tests and traffic studies; and (c) technical documents, plans and/or drawings.

         6.3. Purchaser's Investigation of the Property. At all times prior to Closing, Purchaser shall have the right to enter upon the Property and to make all inspections and investigations of the condition of the Property which it may deem

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necessary,  including,  but not  limited to, soil  borings,  percolation  tests, engineering and topographical studies, and the availability of utilities, all of which inspections shall be undertaken at Purchaser's expense. After completing its investigation of the Property, if Purchaser elects to terminate this Contract in accordance with this Section, Purchaser shall repair and restore any damage caused to the Property by its testing and investigation. If Purchaser elects to terminate this Contract in accordance with this Section, Purchaser shall concurrently deliver to Seller copies of all non-proprietary studies and reports obtained by Purchaser during the Feasibility Period.

         6.4, Indemnification. Purchaser hereby agrees to indemnify Seller and hold Seller harmless from and against all claims, losses, expenses, demands, and liability, including, but not limited to, attorneys' fees and expenses incurred prior to trial, at trial and on appeal, for nonpayment for services rendered to Purchaser, for construction liens, or for damage to persons or property arising out of Purchaser's investigation of or entry onto the Property. This indemnification and agreement to hold harmless shall survive the termination or Closing of this Contract.

         7. TITLE.

         7.1. Title to be Conveyed. At Closing, Seller shall convey to Purchaser by general warranty deed, complying with the requirements of the State of Florida and Title Company, good and marketable title in fee simple to the Property, free and clear of any and all liens, encumbrances, conditions, easements, assessments, restrictions and other conditions, except for the following Permitted Exceptions: (a) general real estate taxes and special assessments for the year of Closing and subsequent years not yet due and payable; (b) covenants, conditions, easements, dedications and rights-of-way shown on the Survey (defined in Section 7.3), to which Purchaser fails to object or agrees to accept; and (c) matters of record to which Purchaser fails to object or agrees to accept pursuant to Section 7.2.

         7.2. Title Review.

         7.2.1. Title Commitment. Within thirty (30) days after the Effective Date, Purchaser shall, at Seller's expense (provided Purchaser does not terminate this Contract during the Feasibility Period), obtain a title search, together with complete legible copies of all instruments identified as conditions or exceptions to title, and then shall have Title Company issue a Title Commitment to Purchaser for the Property.

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         7.2.2.  Purchaser's Review. Purchaser shall have thirty (30) days after receipt of the Title Commitment and complete copies of all exceptions identified therein, in which to notify Seller of any objections Purchaser has to the condition of title. Purchaser shall have the right to object to any condition that has an adverse effect on: (a) construction, development of Subdivi1ion Improvements (herein defined); (b) sale or occupancy of residential dwellings of the type intended by Purchaser; (c) the cost of construction or ownership thereof; or (d) the cost or ability to obtain or market mortgages on completed dwellings. If Purchaser fails to notify Seller in writing of objections to title within the 30-day review period, title shall be deemed accepted subject to the conditions set forth in the Title Commitment.

         7.2.3. Seller's Response. Within ten (10) days after receipt of Purchaser's title objections, Seller shall notify Purchaser if Seller agrees to attempt to cure such objections to Purchaser's satisfaction. If Seller agrees to attempt to cure such objections, Seller shall have a reasonable period of time, not exceeding ninety (90) days, in which to do so. If Seller (i) fails to respond to Purchaser's title objections within ten (10) days after receipt, or
(ii) declines to attempt to cure the title objections, or (iii) agrees to attempt to cure the title objections but fails to cure same within ninety (90) days, Purchaser shall notify Seller within ten (10) days after such event of Purchaser's election to either: (a) waive the title objection(s) and proceed with Closing; or (b) attempt to cure the title objection(s) at Purchaser's expense. If Purchaser elects to attempt to cure the title objection(s) pursuant to clause (b), Purchaser shall have a period of at least sixty (60) days from the date of notice to Seller in which to do so; provided, however, that Purchaser and Seller may mutually agree upon a longer period for Purchaser to complete its correction of the title objection(s). If, at the end of the period allowed for Purchaser to cure the title objection(s), Purchaser has been unable to do so, Purchaser shall have the right to waive such uncured title objection(s) and proceed with the Closing. If Purchaser fails to waive its title objection (5) within the 10-day period set forth in clause (a), or after it has attempted to cure same pursuant to clause (b), Purchaser shall have the right to terminate this Contract and Escrow Agent shall return the Deposit to Purchaser.

         7.2.4. Seller's Obligations. Seller covenants and agrees that no later than the Closing Date, it will discharge all liens against the Property securing any obligation of Seller or Seller's predecessors in title, or any claim filed by contractors, suppliers or workers for work performed or materials supplied by such claimants.

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         7.2.5.  Update.  Seller  shall cause Title  Company to issue an updated
Title Commitment (the Update) for the Property. If the Update contains any new or different conditions of title than the original Title Commitment, and such conditions have not been approved by Purchaser in accordance with this Contract, Purchaser shall have the right to object to such new or different conditions prior to Closing. If Purchaser so objects, the Closing shall be postponed, and Seller shall have ten (10) days after receipt of Purchaser's new title objections in which to notify Purchaser if Seller agrees to attempt to cure the objections to Purchaser's satisfaction. All other rights of the Parties concerning title shall be governed by Subsection 7 2.3.

         7.2.6. New Instruments. Seller shall not record new instruments affecting the Property without Purchaser's prior written consent.

         7.3. Survey. Within three (3) days after the Effective Date, Seller shall deliver to Purchaser the existing boundary survey or boundary sketch of the Property prepared by a Florida licensed surveyor. Upon receipt of a copy of the Title Commitment, Purchaser shall obtain an update of the existing survey or sketch showing all Schedule B-2 exceptions affecting the Property, certified to Purchaser and Title Company (the Survey), which shall depict all boundaries, easements, rights-of-way, improvements, encroachments and other conditions apparent on the Property or revealed by the Title Commitment, and which shall delineate the limits of any wetlands or environmentally restricted areas. If the Survey reveals defects, encroachments, disputes or other matters that are not Permitted Exceptions, Purchaser shall have the right to object to such matters within the feasibility Period and such matters shall be governed by the provisions of 5ection 7.2 concerning title objections. The Survey may be updated prior to Closing, and Purchaser shall have the right to object to any new or different conditions revealed by such further update.

         7.4. Survey Expense. Purchaser shall bear the expense of the Survey updates.

         7.5. Owner's Title Insurance. Purchaser shall not be obligated to proceed to Closing unless the Title Company is prepared to issue an Owner's Title Insurance Policy in the amount of the purchase price, insuring the gap, excepting only the Permitted exceptions and deleting the standard exceptions for: (a) rights of parties in possession; (b) errors or defects not revealed by the Survey; (c) taxes or assessments for prior years due to a change in land use or reclassification from agricultural or open space to residential use; (d) construction, mechanics'


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and  materialmen's  liens which have not been filed of record but relate to work performed for Seller before the Closing; and (e) exclusion for rights or claims of creditors under federal bankruptcy or state insolvency laws. Purchaser shall pay the title insurance premium.

         8. DEVELOPMENT APPROVAL PROCESS.

         8.1. Land Use and Zoning. If the existing land use and 20ning applicable to the Property does not permit the development and construction of the Project, Purchaser shall have the right, at its expense, to seek re-zoning of the Property in Seller's name, to permit the use, development, and construction of the Project aforesaid (the Rezoning Approval) Seller hereby agrees to give Purchaser its full and timely cooperation, and, if required by the Governmental Authorities, upon reasonable notice, to: (i) join in execution of the re-zoning application; and (ii) attend any governmental meetings or hearings required by the Governmental Authorities and requested by Purchaser with respect to facilitating the re-zoning. Purchaser agrees: (a) to begin preparing the application for any necessary Rezoning Approval as soon as Purchaser can obtain verifiable engineering data for such application; (b) to pursue the Rezoning Approval diligently; and (c) not to unreasonably delay such application for any reason within Purchaser's control.

         8.2 Preliminary Site Plan. Purchaser, at its expense, shall prepare a plan layout for the Property (the Preliminary Site Plan) depicting the Project, and shall submit such Preliminary Site Plan to the Governmental Authorities for approval with respect to facilitating the re-zoning.

         8.3. Site Plan. Upon expiration of the Feasibility Period, and provided Purchaser has not terminated this Contract, Purchaser, at Purchaser's expense, shall engage a licensed professional engineer as the Project Engineer to prepare the technical design documents and engineering plans for the construction and installation of the Subdivision Improvements, and prepare the plan layout for the Property consistent with the Preliminary Site Plan depicting 187 townhouse Lots with associated streets, parking areas, driveways, drainage structures, ponds and easements (the Site Plan), and submit such Site Plan to the Governmental Authorities for approval. Said approval of the Site Plan shall be a Condition to Closing.

         8.4. Development Permits.

         8.4.1 Application. Purchaser and Seller, jointly and promptly, shall apply for, and diligently seek, approval of the Site Plan and for all Development Permits (defined in Section

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(2) necessary for construction or installation of the Subdivision  Improvements, including the desired yield of one hundred eighty-seven (187) townhouse units. Purchaser shall be responsible for any and all expenses attributable to the Development Permits.

         8.4.2 Yield Under 187 Units. If the Governmental Authorities do not approve Development Permits for one hundred eighty-seven (187) townhouse units, but do approve Development Permits for at least one hundred seventy-five (175) townhouse units, then the Purchase Price under this Contract shall be reduced by the sum of Ten Thousand Dollars ($10,000) for each townhouse unit approved below the desired yield of one hundred eighty-seven (187). For example, if the Governmental Authorities approve Development Permits for only one hundred eighty-two (182) townhouse units, then the Purchase Price shall be reduced by Fifty Thousand Dollars ($50,000).

         8.4.3 Yield Under 175 Units. If the Governmental Authorities do not approve Development Permits for at least one hundred seventy-five (175) units, then Purchaser shall have the right to either: (a) complete the purchase by consummating the Closing at a Purchase Price of One Million Seven Hundred Fifty Thousand Dollars ($1,750,000); or (b) terminate this Contract, in which event the Deposit shall be returned to Purchaser.

         8.4.4 Off-Site Improvements. As of the Effective Date, Seller and Purchaser expect that no approval of the Site Plan or any Development Permit shall impose any new or additional requirements for Off-Site improvements (defined in Section 22). Notwithstanding anything contained in this Contract to the contrary, if the Governmental Authorities do condition approval of the Site Plan or any Development Permit on new or additional Off-Site improvements the cost of which shall exceed Fifty Thousand Dollars ($50,000) in the aggregate, then Purchaser shall have the right to deem the Site Plan or such Development Permit not approved for the purposes of this Contract, unless Seller shall agree to pay by credit at the Closing the amount of all such new or additional Off-Site improvements exceeding S50,000.

         8.5 Mitigation. By way of inclusion and not limitation, Seller hereby expressly warrants and represents to purchaser that: (a) except as set forth in this Section 8.5, all environmental mitigation for the Property has been achieved and completed at Seller's sole cost and expense; and (b) all approvals required from the Governmental Authorities for such environmental mitigation (with the exception of any approval required from the Village of Royal Palm Beach) already have been obtained, are available for Purchaser's inspection, and shall be transferred to Purchaser not later than Closing, at no expense to Purchaser. Notwithstanding anything contained herein to the

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contrary:  (i)  Purchaser  acknowledges  that it will be  required  to  obtain a modification of the existing Army Corps of Engineers permit based upon Purchaser's submission of its proposed site plan for the Property, and (ii) Seller agrees that additional filing fees, if any, charged by the Army Corps of Engineers and additional costs of mitigation, if any, mandated by the Army Corps of Engineers shall be paid by Seller.

         8.6. Concurrency. By way of inclusion and not limitation, Seller hereby expressly warrants and represents to Purchaser that Seller already has received one hundred eighty-seven (187) units of traffic concurrency for the Property, all of which shall be transferred to Purchaser not later than Closing, at no expense to Purchaser. Purchaser shall apply for a certificate from the Governmental Authorities assuring that the Property is entitled to the issuance of building permits for one hundred eighty-seven (187) Townhouse Units without the necessity of Purchaser constructing any Off-Site improvements or paying any additional expenses or fees (except customary impact fees and fees for the issuance of building permits applicable generally to all residential construction).

         8.7. Availability of Utilities. Within the Feasibility Period, Purchaser shall determine: (a) if it will be able to obtain water, sewer, electricity, natural gas, cable television and telephone services to the Property in sufficient size and capacity to provide service to the one hundred eighty-seven (187) townhouses intended for the Property; and (b) the cost required to bring such utilities to the Property.

         8.8. Plat Approval. The Plat of the Property shall have been approved, in form satisfactory to Purchaser, prior to Closing, as a condition precedent to Closing and shall be ready for recording upon payment of the fees or charges imposed by the Governmental Authorities for recording.

         8.9. Transfer and Assignment of Owner's Rights. At Closing, Seller shall transfer and assign to Purchaser all right, title and interest in and to, any and all permits, plans, applications, approvals, certifications, engineering, drawings, designs, calculations and other information and/or documents relating to the Property or its development, and shall execute and deliver to Purchaser such evidence of transfer as shall be required by Purchaser.

         8.10 County Approvals Not Required. Seller hereby represents to Purchaser that ne1ther the Site Plan nor the Plat for the Project requires the approval of any Governmental Authorities at the Palm Beach County level ("County Approvals"). Purchaser shall endeavor to obtain satisfactory written confirmation that no County Approvals are required. If Purchaser

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either (a) shall be unable to obtain  such  written  confirmation,  or (b) shall determine that any County Approvals are necessary for the Site Plan and/or the Plat, then Purchaser shall give notice to Seller of such requirement(s). In such event, the Closing Date automatically shall be postponed to occur not later than thirty (30) days after Purchaser's receipt of final County Approvals. Anything herein to the contrary notwithstanding, the Closing shall be not later than two hundred seventy (270) days after the Effective Date.

         9. REPRESENTATIONS AND WARRANTIES.

         9.1. Seller's Representations and Warranties. Seller hereby represents and warrants to Purchaser as of the Effective Date and as of the Closing Date as follows:

         9.1.1. Authority. The execution and delivery of this Contract by Seller and the consummation by Seller of the transaction contemplated by this Contract are within Seller's capacity and all requisite action has been taken to make this Contract valid and binding on Seller in accordance with its terms.

         9.1.2. No Leqal Bar. The execution by Seller of this Contract and the consummation by Seller of the transaction hereby contemplated does not, and on the Closing Date will not (a) result in a breach of or default under any indenture, agreement, instrument or obligation to which Seller is a party and which affects all or any portion of the Property, or (b) to Seller's knowledge, constitute a violation of any governmental requirement.

         9.1.3. No Default. Seller is not in default under any indenture, mortgage, deed of trust, loan agreement, or other agreement to which Seller is a party and which affects any portion of the Property.

         9.1.4. Title. Seller is the owner of marketable fee simple title to the Property, subject only to the Permitted Exceptions (and encumbrances of record which will be discharged at Closing), and no part of the Property has ever been occupied by Seller as a residence or homestead. Seller has no knowledge of any circumstance or event that may give rise to an attempt by any Governmental Authority to seize the Property under any civil or criminal law authorizing seizure or forfeiture as a penalty for violation.

         9.1.5. Litigation. There are no actions, suits, proceedings or investigations pending or, to the knowledge of Seller, threatened against the Property, including without limitation, condemnation or eminent domain claims, actions or proceedings.

         9.1.6. No Hazardous Material. Seller has not received any notice and has no knowledge that the Property or the real property adjoining and/or contiguous to the Property has ever been used by previous owners and/or operators, and Seller has not used the Property or the real property adjoining and/or contiguous to the Property to generate, manufacture, refine, transport, treat, store, handle or dispose of Hazardous Material, as defined herein, whether used in construction or stored on the Property, and Seller has not received a summons, citation, directive, letter or other communication, written or oral, from any agency or department of the State of Florida or the U.S. Government concerning any intentional or unintentional action or omission which resulted in the releasing, spilling, leaking, pumping, pouring, emitting, emptying or dumping of Hazardous Material on the Property or on the real property adjoining and/or contiguous to the Property.

         9.1.7. Parties in Possession. There are no parties in possession of any portion of the Property or improvements as lessees, tenants or trespassers.

         9.1.8. No Violations of Law. Seller has no knowledge of any violation of local, state or federal laws, ordinances, rules or regulations applicable to the Property.

         9.1.9. Site Conditions. Seller has no knowledge of any condition of the Property that will, or may, interfere with Purchaser's use of the Lots for construction of townhouses, or will, or may, materially increase the expense of construction of townhouses (exclusive of the need for fill, if any), except as depicted on the Survey or revealed in the Title Commitment.

         9.1.10. No Unrecorded Commitments. The Property is subject to no commitments for contributions or assessments of money or land or use agreements, easements or restrictions except as set forth in the official public records of real property.

         9.2. Duty to Disclose. Seller shall disclose to Purchaser in writing any conditions or events that arise or occur subsequent to the Effective Date that become known to Seller and which contradict or modify in any material respect any representation of Seller set forth herein or otherwise have a material effect upon the Property or its use.

         9.3. Covenant Against Waste. Seller shall not knowingly permit trash or other material to be deposited upon the Property and shall deliver it to Purchaser in substantially the same condition in which the Property exists as of the Effective Date of this Contract. Seller shall not remove trees, excavate or remove dirt or fill material from the property or do any other act that would increase the difficulty or expense of constructing or installing the Subdivision Improvements.

         9.4. Purchaser's Representations and Warranties. Purchaser hereby represents and warrants to Seller as of the Effective Date and as of Closing Date as follows:

         9.4.1. Authority. The execution and delivery of this Contract by Purchaser and the consummation by Purchaser of the transaction contemplated by this Contract are within Purchaser's capacity and all requisite action has been taken to make this Contract valid and binding on Purchaser in accordance with its terms.

         9.4.2. No Legal Bar. The execution by Purchaser of this Contract and the consummation by Purchaser of the transaction hereby contemplated does not, and on the Closing Date will not (a) result in a breach of or default under any indenture, agreement, instrument or obligation to which Purchaser is a party and which affects all or any portion of the Property, or (b) to Purchaser's knowledge, constitute a violation of any governmental requirement.

         9.5. Survival. Seller's representations and warranties contained in this Section 9 shall survive Closing and shall not be merged therein for a period of one (1) year. Title warranties contained in the deed of conveyance shall not be limited by this Section.

         10. CONDITIONS TO PURCHASER'S OBLIGATION TO CLOSE. Purchaser shall not be obligated to close unless each of the following conditions (the Conditions to Closing) are either fulfilled or waived, in writing, by Purchaser.

         10.1. Compliance with Covenants. Seller shall have performed all covenants, agreements and obligations and complied with all conditions required by this Contract to be performed or complied with by Seller prior to the Closing Date, and Seller's representations and warranties shall be true and correct in all material respects.

         10.2. Status of Title. The status of title to the Property shall be as required by this Contract.

         10.3. Development Approvals. The approvals required under this Contract for land use and zoning (Section 8.1), site plan (Section 8.3), concurrency (Section 8.6) and plat (Section 8.8) shall have been satisfied and fulfilled. The attachment or imposition to any of the approvals required of Sections 8.1, 8.3,

8.6, and 8.8, or conditions objectionable to Purchaser shall prevent the fulfillment of the Conditions to Closing by satisfaction, nor shall any approval(s) be deemed final until they become non-appealable.

         10.4. Moratorium. There will be no general moratorium imposed by any Governmental Authority or utility supplier with respect to the issuance of building permits affecting the Property or sanitary sewer, water or electricity connections with respect to the Property. If any such moratorium exists, the Closing shall he delayed until the moratorium has been lifted or for one hundred eighty (180) days, whichever is sooner. If the moratorium has not been lifted within one hundred eighty (180) days and Purchaser chooses not to waive this condition, either Party shall have the right to terminate this Contract by notice, whereupon Escrow Agent shall refund the Deposit to Purchaser and neither Party shall have any further obligation hereunder, except for Purchaser's obligations under Sections 6.3 and 6.4.

         10.5.  Satisfaction of Conditions.  As more  particularly  set forth in
Section 5 of this Contract, if the Conditions to Closing shall not have been satisfied, then Purchaser shall have the right to elect to either: (a) waive the unsatisfied Conditions to Closing and complete the purchase by closing; or (b) terminate this Contract, in which event the Deposit shall be returned to Purchaser.

         11. CLOSING DOCUMENTS.

         11.1. Documents. At Closing, Seller shall deliver the following documents ("Seller's Closing Documents") to Purchaser:

         11.1.1. Deed. A General Warranty Deed duly executed by Seller so as to convey to Purchaser good and marketable fee simple title to the Property free and clear of all liens, encumbrances and other conditions of title other than the Permitted Exceptions.

         11.1.2. Construction Lien Affidavit. An affidavit from Seller attesting that: (a) no individual, entity or Governmental Authority has any claim against the Property under the applicable construction lien law; (b) no individual, entity or Governmental Authority is either in possession of the Property or has a possessory interest or claim in the Property; and (c) no improvements to the Property have been made for which payment has not been made. Seller shall indemnify Purchaser against any claims asserted by contractors or suppliers for work performed or materials supplied for the Property which were not authorized in writing by Purchaser.

         11.1.3. Seller's Affidavit. An affidavit from Seller in form and content reasonably satisfactory to the Title Company to enable the Title Company to delete exceptions to the Title Commitment for matters appearing between the effective date of the Title Commitment and the effective date of the Title Policy.

         ll.1.4.  FIRPTA. A Non-Foreign  Transferor Affidavit in accordance with
Section 1445 of the Internal Revenue Code.

         ll.l.5. Closing Statement. A Closing Statement setting forth the purchase price, Deposit and all credits, adjustments and prorations between Purchaser and Seller, and the net proceeds due Seller.

         11.1.6. Corrective Documents. Documentation required to clear title to the Property of all unpermitted liens, encumbrances and exceptions, if any, and such other documents duly executed in recordable form as are contemplated herein or reasonably required from Seller or Title Company to consummate the Closing, and delete all standard title exceptions.

         11.1.7. Assignments. Instruments reasonably required to effect the transfer of Seller's rights, title and interest in any development related material as described in Section 8.

         11.2. Pre-Closing Delivery. Copies of the Closing Documents shall be delivered to Purchaser's Counsel for review at least five (5) days prior to the Closing Date.

         12. CLOSING PROCEDURE. The Closing shall proceed in the following manner:

         12.1. Transfer of Funds. Purchaser shall fund the purchase price to the Closing Agent by wire transfer.

         12.2. Delivery of Documents. Seller shall deliver Seller's Closing Documents to Closing Agent.

         12.3 Disbursement of Funds and Documents. If Title Company will endorse the Title Commitment to delete the exception for matters appearing between the effective date of the Title Commitment and the effective date of the Owner's Title Policy, then Closing Agent shall disburse the sale proceeds to Seller, and the Seller's Closing Documents to Purchaser and Closing Agent shall immediately record the Deed in the Public Records. If Title Company will not endorse the Title Commitment to insure the gap, Closing Agent shall record the Deed when Closing Agent is holding the purchase price in cleared funds. After the Deed is recorded, Title Company shall be requested to issue the Owner's Title Policy without any change from the effective date of the Title Commitment. Closing Agent shall disburse the purchase price to Seller, and the Seller's Closing Documents to Purchaser upon the issuance of the Owner's Title Policy.

         13. PRORATIONS AND CLOSING COSTS.

         13.1. Prorations. The following items shall be prorated and adjusted between Seller and Purchaser as of the midnight preceding Closing, except as otherwise specified:

         13.1.1. Taxes. Real estate taxes shall be prorated on the Closing Date based on amounts for the current year with maximum discount taken, except that if tax amounts for the current year are not available, prorations shall be made based upon the taxes for the preceding year, with maximum discount taken.

         13.1.2. Pending and Certified Liens. Certified municipal liens and pending municipal liens for which work has been substantially completed shall be paid by Seller; provided, however, that Purchaser shall be exclusively responsible for payment of any liens or assessments arising from its use of the Property.

         13.l.3. Other Items. All other items required by any other provision of this Contract to be prorated or adjusted.

         13.2. Re-Proration of Taxes. If subsequent to Closing, taxes for the year of Closing are determined to be higher or lower than as prorated, a re-proration and adjustment will be made at the request of Purchaser or Seller upon presentation of actual tax bills and any payment required as a result of the re-proration shall be made within 30 days following demand therefor. All other prorations and adjustments shall be final.

         13.3. Seller's Closing Costs. Seller shall pay for the following items at the time of Closing:

         (a) Certified and pending municipal special assessment liens for which the work has been substantially completed pursuant to Subsection 13.1.2;

         (b)      Title Curative Instruments, if any; and

         (c) State and local transfer taxes and documentary stamps on the Deed.

         13.4 Purchaser's Closing Costs. Purchaser shall pay for the following items:

          (a) Recording of the Deed; and

          (b) Owner's Title Insurance Premium.

         14. POSSESSION. Purchaser shall be granted full possession o(pound) the Property at Closing.

         15. CONDEMNATION. In the event of the institution of any proceedings by any Governmental Authority which shall relate to the taking or proposed taking of any portion of the Property by eminent domain prior to Closing, or in the event of the taking of any portion of the Property by eminent domain prior to Closing, Seller shall promptly notify Purchaser and Purchaser shall thereafter have the right and option to terminate this Contract by giving Seller notice of Purchaser's election to terminate within ten (10) days after receipt by Purchaser of the notice from Seller. Seller hereby agrees to furnish Purchaser with notice of a proposed condemnation within two (2) days after Seller's receipt of such notification. Should Purchaser terminate this Contract, the Deposit shall immediately be returned to Purchaser and thereafter the Parties shall be released from their respective obligations and liabilities hereunder except as set forth in Sections 6.3 and 6.4. Should Purchaser elect not to terminate, the Parties shall proceed to Closing and Seller shall assign and convey all of its right, title and interest in all awards in connection with such taking to Purchaser. If Purchaser fails to notify Seller of its election to purchase the Property within the 10-day period, Purchaser will be deemed to have terminated this Contract and its Deposit shall be refunded.

         16. DEFAULT.

         16.1. Purchaser's Default. In the event that this transaction fails to close due to a wrongful refusal or default on the part of Purchaser, the deposit shall be delivered by Escrow Agent to Seller as agreed liquidated damages and thereafter, neither Purchaser nor Seller shall have any further obligation under this Contract except as set forth in Sections 6.3 and 6.4; provided, however, that Purchaser shall also be responsible for the removal of any liens asserted against the Property by persons claiming by, through or under Purchaser, but not otherwise. Purchaser and Seller acknowledge that if Purchaser defaults, Seller will suffer damages in an amount which cannot be ascertained with reasonable certainty on the Effective Date and that the amount of the Deposit to be paid to Seller most closely approximates the amount necessary to compensate Seller in the event of such default. Purchaser and Seller agree that this is a bona fide liquidated damages provision and not a penalty or forfeiture provision. Seller waives all other remedies including the right to recover damages in excess of the Deposit and the right to enforce specific performance.

         16.2. Seller's Default. In the event that Seller shall fail to fully and timely perform any of its obligations hereunder, then Purchaser may, at its option: (a) declare Seller's default under this Contract by notice delivered to Seller, in which event the Deposit shall be refunded to Purchaser and Purchaser may recover all damages occasioned by such default up to the total out-of-pocket expenses paid to third parties by Purchaser and incurred pursuant to this Contract through the date of default, including attorneys' fees and other expenses of recovery, but in no event to exceed One Hundred Thousand Dollars ($100,000); (b) enforce specific performance of this Contract; or (c) grant such extensions of time as Purchaser deems proper under the circumstances without waiving any other remedy.

         16.3. Notice. Prior to declaring a default and exercising the remedies described herein, the non-defaulting Party shall issue notice of default to the defaulting Party describing the event or condition of default in sufficient detail to enable a reasonable person to determine the action necessary to cure the default. The defaulting Party shall have thirty (30) days from delivery of the notice in which to cure the default. If the default has not been cured within the 30-day period, the non-defaulting Party may exercise the remedies described above.

         17. REAL ESTATE COMMISSION. Seller has entered into a separate agreement with RTL Realty, Inc. and National Realty Investment Group, Inc., both licensed real estate brokers, for payment of real estate commissions upon Closing. Seller shall be exclusively responsible for payment of such real estate commissions due RTL Realty, Inc. and National Realty Investment Group, Inc. and Purchaser shall have no liability whatsoever for such obligations. Purchaser has engaged the services of Centex Realty, Inc. and Purchaser shall be exclusively responsible for payment of the real estate commission due Centex Realty, Inc. and Seller shall have no liability whatsoever for such obligation. Apart from the agreements to pay commissions to the brokers set forth in this paragraph; Seller and Purchaser each represent and warrant to the other that neither party has engaged the services of any other real estate agent or broker with respect to this transaction, and Seller and Purchaser agree to indemnify and hold each other harmless from any and all claims for any brokerage fees or commissions asserted by brokers, agents, consultants or finders claiming by, through or under the indemnifying party. The provisions of this Section shall survive the Closing or termination of this Contract.

18. IMPACT FEES. Purchaser acknowledges that development of the Property will require payment of impact fees to the Governmental Authorities, and such impact fees have not been paid and are not included as part of the Property. Payment of such fees shall be Purchaser's responsibility after Closing. The requirement of the payment of impact fees shall not be a condition of Closing. To the extent Seller has paid impact fees with respect to the Property (such as traffic, water/sewer, roads, education/schools, police, fire, libraries, parks) to any of the Governmental Authorities, Seller, at Closing shall assign to Purchaser and Purchaser shall receive credit for the impact fees paid attributable to the Property.

19. NOTICES. Any notice, request, demand, instruction or other communication to be given to either party hereunder, except where required to be delivered at the Closing, shall be in writing and shall be hand-delivered or sent by Federal Express or a comparable overnight mail service, or mailed by U.S. registered or certified mail, return receipt requested, postage prepaid, to Purchaser, Seller, Purchaser's Counsel, Seller's Counsel and Escrow Agent, at their respective addresses set forth below. Notice shall be deemed to have been given upon receipt or refusal of delivery of said notice. The addressees and addresses for the purpose of this Section may be changed by giving notice. Unless and until such written notice is received, the last addressee and address stated herein shall be deemed to continue in effect for all purposes hereunder.

If to Seller:            ROYAL PALM BEACH COLONY
                         LIMITED PARTNERSHIP
                         a Delaware Limited Partnership
                         c/o Randy E. Rieger
                         3225 Aviation Avenue, Suite 700
                         Coconut Grove, FL 33133;

With a copy to:          MARTIN SHAPIRO, ESQ.
                         767 Arthur Godfrey Road
                         Miami Beach, FL 33140.

If to Purchaser:         CENTEX HOMES
                         8198 Jog Road, Suite 200
                         Boynton Beach, Florida 33437
                         Attn: Trent Bass - Division President;

With a copy to:          Kenneth Y. Gordon, Esq.
                         Centex Homes
                         8198 Jog Road, Suite 200
                         Boynton Beach, Florida 33437.

         20. ASSIGNMENT. The terms and conditions of this Contract are hereby made binding on the successors and assigns of the Parties. Except as herein set forth, neither Party may assign its interest in this Contract without the prior written consent of the other Party. Any attempt to assign this Contract without prior written consent of the other Party will be of no effect and will be an event of default hereunder. Notwithstanding the foregoing, Purchaser shall have the right to enter into agreements with other potential users of the Property which agreements may be in the form of partnership or joint venture agreements, contracts for sale, partial assignments or other forms of participation. Seller agrees to cooperate with Purchaser by allowing Purchaser the freedom to structure such deals without being in violation of this Contract provided that Purchaser shall remain exclusively liable to Seller for the performance of this Contract, and no such agreement shall affect Seller's rights or Purchaser's obligations hereunder; and Purchaser shall have the right to assign this Contract without Seller's consent to a wholly-owned affiliate or subsidiary of Purchaser or to any other entity in which Purchaser is a principal with at least a fifty percent (50%) ownership interest. Purchaser shall notify Seller of any such agreements prior to the Closing, and Seller will accommodate such agreements by delivering separate deeds and title insurance policies, if reasonably requested, provided that Purchaser shall bear all expenses in excess of those set forth in Section 13 hereof.

         21. MISCELLANEOUS.

         21.1. Counterparts. This Contract may be executed any number of counterparts, any one and all of which shall constitute the Contract of the Parties and each of which shall be deemed an original.

         21.2. Section and Paragraph Headings. The section and paragraph headings herein contained are for the purposes of identification only and shall not be considered in construing this Contract.

         21.3. Amendment. No modification or amendment of this Contract shall be of any force or effect unless in writing executed by both Seller and Purchaser.

         21 4. Attorneys' Fees. If any Party obtains a judgment against any other party by reason of breach of this Contract, attorneys' fees and costs shall be included in such judgment.

         21.5. Governing Law. This Contract shall be interpreted in accordance with the laws of the State of Florida, both substantive and remedial.

         21.6. Entire Contract. This Contract sets forth the entire agreement between Seller and Purchaser relating to the Property and all subject matter herein and supersedes all prior and contemporaneous negotiations, understandings and agreements, written or oral, between the Parties.

         21.7. Time of the Essence. Time is of the essence in the performance of all obligations by Purchaser and Seller under this Contract.

         21.8. Computation of Time. Any reference herein to time periods of less than six (6) days shall exclude Saturdays, Sundays and legal holidays in the computation thereof. Any time period provided for in this Contract which ends on a Saturday, Sunday or legal holiday shall extend to 6 00 p.m. on the next Full Business Day.

         21.9. Successors and Assigns. This Contract shall inure to the benefit of and be binding upon the permitted successors and assigns of the Parties.

         21.10. Acceptance Date. This Contract shall be null and void and of no further force and effect unless a copy of same executed by Seller is delivered to Purchaser three (3) days from delivery to Seller.

         21.11. Construction of Contract. All of the Parties to this Contract have participated freely in the negotiation and preparation hereof; accordingly, this Contract shall not be more strictly construed against any one of the Parties.

         21.12. Gender. As used in this Contract, the masculine shall include the feminine and neuter the singular shall include the plural and the plural shall include the singular as the context may require.

         21.13. Exclusivity. Centex Corporation, a Nevada corporation, is not a party to this Contract and shall have no direct or derivative liability for any obligation of Purchaser under this Contract.

         21.14. Relationship of the Parties. Nothing herein contained shall be deemed to (l) create a relationship between Seller and Purchaser as other than buyer and seller; (2) authorize either Party to bind the other in any manner whatever; or (3) create a fiduciary duty on the part or either Party to the other.

         22. DEFINITIONS. The following terms when used in this Real Estate Sale Contract shall have the following meanings:

         22.1. Business Day. Any day, except Saturdays, that the banks in Palm Beach County, Florida are open for business.

         22.2. Closing. The act of conveyance of the Property to Purchaser concurrently with the delivery of the purchase price to Seller.

         22.3. Closing Agent. Metropolitan Title and Guaranty Company, 8198 Jog Road, Suite 100, Boynton Beach, Florida 33437.

         22.4. Closing Date. The date on which Property is conveyed to Purchaser.

         22.5. Contract. This Real Estate Sale Contract.

         22.6. Development Permits. All approvals or permits that must be officially issued or rendered by any Governmental Authority before Purchaser can lawfully begin construction of the Subdivision Improvements, including without limitation, all approvals or permits required by the U.S. Environmental Protection Agency ("EPA"), U.S. Army Corps of Engineers ("Corps"), Florida Department of Environmental Protection ("DEP"), South Florida Water Management District ("SFWMD"), Palm Beach County, and the Village of Royal Palm Beach.

         22.7. Effective Date. The date the last Party (excluding Escrow Agent) receives a fully executed copy of this Contract.

         22.8. Escrow Agent. Martin Shapiro, Esq., 767 Arthur Godfrey Road, Miami Beach, Florida 33140.

         22.9. Feasibility Period. The period of time beginning on the Effective Date and ending sixty (60) days thereafter.

         22.10. Governmental Authority. Any federal, state, county, municipal or other governmental department, entity, authority, commission, board, bureau, court, agency, or other instrumentality of any of them, having jurisdiction over the Property, or any portion thereof, and whose approval is necessary for the satisfaction of any conditions contained in this Contract.

         22.11. Hazardous Material. Any flammable or explosive materials, petroleum or petroleum products, natural gas or synthetic gas usable for fuel, radioactive materials, hazardous wastes or substances or toxic wastes or substances, including without limitation, any substances now or hereafter defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "toxic materials" or "toxic substances" under any applicable governmental requirements.


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
         22.12. Lot. Each residential building site depicted on the Preliminary Subdivision Plan of the Property.

         22.13. Off-Site. Any condition or matter associated with development of the Project but which is located on land outside the boundaries of the relevant plat or the Preliminary Subdivision Plan.

         22.14. Preliminary Site Plan. The engineering drawings, plans and specifications for the Lots in the form receiving final approval by the Governmental Authorities.

         22.15. Property. The real property described in Exhibit A, all of Seller's rights under the covenants, conditions, restrictions and easements encumbering or benefitting such real property, and any improvements thereon, and any entitlements to utility capacities, storm water discharge, environmental mitigation credits and/or traffic concurrency units associated with ownership of such real property.

         22.16. Purchaser's Counsel. Kenneth Y. Gordon, Centex Homes, 8198 Jog Road, Suite 200, Boynton Beach, Florida 33407.

         22.17. Seller's Counsel. Martin Shapiro, Esq., 767 Arthur Godfrey Road, Miami Beach, Florida 33140.

         22.18. Subdivision Improvements. The streets, storm water management structures, storm sewers, water lines, sanitary sewers, electric lines and other improvements necessary for construction and occupancy of townhouses on the Lots.

         22.19. Title Commitment. An ALTA Title Insurance Commitment from a Title Company acceptable to Purchaser, agreeing to issue the Title Policy to Purchaser upon satisfaction of the Purchaser's obligations pursuant to this Contract.

         22.20. Title Company. Metropolitan Title and Guaranty Company, 8198 Jog Road, Suite 100, Boynton Beach, Florida 33437.

         22.21. Title Policy. An ALTA Owners Title Insurance Policy in the amount of the purchase price, insuring Purchaser's title to the land and easements described in this Contract, subject only to the Permitted Exceptions as herein defined.

IN WITNESS WHEREOF, the Parties have executed this Contract as of the date last written below.

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
WITNESSES:                              Executed by Seller on
                                        October 22, 1999

/s/???????????                          ROYAL PALM BEACH COLONY
---------------                         LIMITED PARTNERSHIP,
                                        a Delaware Limited Partnership

/s/Rebecca Santamaria                   By: STEIN MANAGEMENT COMPANY, INC.
---------------------                       as Managing General Partner

                                        By /s/Randy E. Reiger
                                           ------------------
                                           Randy E. Reiger
                                           Authorized Agent

WITNESSES:                              Executed by Purchaser on
                                        October 20, 1999

/s/Kathleen D. Breland                  CENTEX HOMES
----------------------                  a Nevada General Partnership

/s/Karl Reid Hotaling                   By: CENTEX REAL ESTATE CORPORATION,
---------------------                       a Nevada corporation,
                                            Managing General Partner

                                        By: /s/Trent Bass
                                            -------------
                                            Trent Bass, Division President



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
                       ESCROW AGENT'S RECEIPT FOR DEPOSIT

         MARTIN SHAPIRO, ESQ., Escrow Agent, acknowledges receipt from Purchaser of the Earnest Money Deposit in the sum of $50,000, to be held and disbursed strictly in accordance with the term of this Contract.

DATED: October __, 1999.

                                              __________________________________
                                              MARTIN SHAPIRO, ESQ., Escrow Agent

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
                                   EXHIBIT A
                                   ---------

                               LEGAL DESCRIPTION




         A parcel of land being a portion of Sections 34-27 -- T435, R41E Palm Beach County, Fla.









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